FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                For the Period 1 January 2004 to 31 March 2004

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




           Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

           Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


                                       GRANITE MORTGAGES 03-1 PLC



                                       By:        /s/ Clive Rakestrow
                                             ------------------------
                                       Name:  L.D.C. Securitisation Director
                                       No. 1 Limited by its authorized person
                                       Clive Rakestrow for and on its behalf
                                       Title:  Director

Date: 28 April 2004

                                       GRANITE FINANCE FUNDING
                                       LIMITED


                                       By:    /s/ Jonathan David Rigby
                                            ---------------------------
                                       Name:   Jonathan David Rigby
                                       Title:  Director

Date: 28 April 2004

                                       GRANITE FINANCE TRUSTEES
                                       LIMITED


                                       By:      /s/ Richard Gough
                                           -----------------------
                                       Name:   Richard Gough
                                       Title:  Director

Date: 28 April 2004

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Quarterly Report re: Granite Mortgages 03-1 Plc,
Granite Finance Trustees Limited, and Granite Finance Funding
Limited Period 1 January 2004 - 31 March 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                          208,459

Current Balance                                   (pound)15,894,757,541

Last Months Closing Trust Assets                  (pound)16,895,979,565

Funding share                                     (pound)15,508,608,428

Funding Share Percentage                                   97.57%

Seller Share*                                     (pound)386,149,113

Seller Share Percentage                                    2.43%

Minimum Seller Share (Amount)*                    (pound)668,021,662

Minimum Seller Share (% of Total)                          4.20%

Excess Spread last quarter annualised (% of Total)         0.40%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------
                     Number        Principal (pound)      Arrears (pound)      By Principal (%)
< 1 Month            205,811         15,706,527,069           0                     98.82%

> = 1 <3 Months       2,071            149,917,292       1,702,925                   0.94%

> = 3 <6 Months        442              29,498,028         790,255                   0.19%

> = 6 <9 Months        112               7,338,390         368,592                   0.05%

> = 9 <12 Months       17                1,055,302          78,330                   0.01%

> = 12 Months           6                  421,460          48,694                   0.00%

Total                208,459        15,894,757,541       2,988,796                 100.00%
-------------------------------------------------------------------------------------------------------


Properties in Possession

-------------------------------------------------------------------------------
                       Number        Principal (pound)    Arrears (pound)

Total (since inception)  138         7,351,324             349,060
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                     71

Number Brought Forward                                       63

Repossessed (Current Month)                                  8

Sold (since inception)                                       67

Sold (current month)                                         7

Sale Price/Last Loan Valuation                              1.09

Average Time from Possession to Sale (days)                 123

Average Arrears at Sale                            (pound)2,089

Average Principal Loss (Since inception)*            (pound)245

Average Principal Loss (current month)**               (pound)0

MIG Claims Submitted                                         7

MIG Claims Outstanding                                       0

Average Time from Claim to Payment                           59
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                             Number       Principal (pound)

Substituted this period                        0            (pound)0

Substituted to date (since 26 March 2001)    344,923    (pound)26,658,375,004
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                       Monthly           Annualised

Current Month CPR Rate                  6.30%              54.19%

Previous Month CPR Rate                 3.80%              37.16%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months               26.04

Weighted Average Remaining Term (by value) Years           19.76

Average Loan Size                                   (pound)76,249

Weighted Average LTV (by value)                            74.37%

Weighted Average Indexed LTV (by value)                    60.36%

Fast Track (by value)                                      25.13%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                    51.62%

Together (by balance)                                      24.28%

Capped (by balance)                                        1.79%

Variable (by balance)                                      20.81%

Tracker (by balance)                                       1.50%

Total                                                      100.0%
-------------------------------------------------------------------------------


Geographic Analysis

-------------------------------------------------------------------------------------------------------
                     Number          % of Total       Value (pound)              % of Total
East Anglia           4,548             2.18%            346,505,714                 2.18%

East Midlands        15,262             7.32%           1,036,338,192                6.52%

Greater London       24,957            11.97%           3,101,067,196               19.51%

North                27,671            13.27%           1,411,454,470                8.88%

North West           28,811            13.82%           1,754,781,233               11.04%

Scotland             16,006             7.68%             958,453,880                6.03%

South East           31,060            14.90%           3,212,330,499               20.21%

South West           13,889             6.66%           1,166,675,204                7.34%

Wales                 9,131             4.38%             545,190,184                3.43%

West Midlands        14,049             6.74%             998,190,774                6.28%

Yorkshire            23,075            11.07%           1,363,770,197                8.58%

Total               208,459              100%          15,894,757,541                100%
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LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------
                                       Number           Value (pound)            % of Total

0% <25%                                7,094             267,031,927                 1.68%

> = 25% <50%                          25,569           1,759,549,660                11.07%

> = 50% <60%                          16,512           1,373,307,052                 8.64%

> = 60% <65%                           9,614             850,369,528                 5.35%

> = 65% <70%                          11,105           1,007,727,628                 6.34%

> = 70% <75%                          16,251           1,393,970,236                 8.77%

> = 75% <80%                          15,791           1,576,759,948                 9.92%

> = 80% <85%                          18,463           1,624,444,221                10.22%

> = 85% <90%                          31,212           2,158,508,074                13.58%

> = 90% <95%                          44,305           3,105,835,624                19.54%

> = 95% <100%                         12,362             767,716,789                 4.83%

> = 100%                                 181               9,536,855                 0.06%

Total                                208,459          15,894,757,541                100.0%
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Repayment Method

-------------------------------------------------------------------------------------------------------
                                       Number            Value (pound)           % of Total

Endowment                              31,370           2,241,160,813              14.10%

Interest Only                          19,055           2,334,939,883              14.69%

Pension Policy                           700              68,347,457                0.43%

Personal Equity Plan                    1,421            101,726,448                0.64%

Repayment                              155,913         11,148,582,939              70.14%

Total                                  208,459         15,894,757,541             100.00%
-------------------------------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------------------------------
                                       Number            Value (pound)            % of Total

Full Time                              185,209          14,919,168,884             85.07%

Part Time                               2,736           170,113,951                 0.97%

Retired                                  507             17,537,521                 0.10%

Self Employed                          17,867           2,323,721,497              13.25%

Other                                   2,140           106,978,876                 0.61%

Total                                  208,459          17,537,520,729            100.00%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                         5.99%

Effective Date of Change                               1 February 2004
-------------------------------------------------------------------------------



Notes     Granite Mortgages 03-1 plc

-------------------------------------------------------------------------------------------------------
                    Outstanding             Rating             Reference Rate               Margin
                                       Moodys/S&P/Fitch
Series 1

A1                     $0                  P-1/A-1+/F1+               1.11%                   -0.01%

A2                $1,225,000,000          Aaa/AAA/AAA                 1.31%                    0.19%

A3**                $300,000,000           Aaa/AAA/AAA                 N/A                     0.40%

B                    $42,000,000             Aa3/AA/AA                1.55%                    0.43%

C                    $56,000,000           Baa2/BBB/BBB               2.57%                    1.45%

Series 2

A                (euro)900,000,000         Aaa/AAA/AAA                2.32%                    0.24%

B                 (euro)62,000,000          Aa3/AA/AA                 2.51%                    0.43%

C                 (euro)94,500,000         Baa2/BBB/BBB               3.53%                    1.45%

Series 3

A               (pound)665,000,000         Aaa/AAA/AAA                4.27%                    0.24%

B                (pound)31,000,000          Aa3/AA/AA                 4.46%                    0.43%

C                (pound)41,000,000         Baa2/BBB/BBB               5.48%                    1.45%
-------------------------------------------------------------------------------------------------------

** Reference rate is determined based on the average daily US Federal Funds rate and is calculated in arrears.
Credit Enhancement


-------------------------------------------------------------------------------------------------------
                                                                               % of Notes Outstanding
Class B Notes (pound)Equivalent)                       (pound)97,837,647                 4.01%

Class C Notes (pound)Equivalent)                      (pound)137,914,263                 5.66%

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                                 % of Funding Share

Class B Notes (pound)Equivalent)                      (pound)97,837,647                 0.63%

Class C Notes (pound)Equivalent)                     (pound)137,914,263                 0.89%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement       (pound)45,000,000                 0.29%

Balance Brought Forward                               (pound)30,531,520                 0.20%

Drawings this Period                                      (pound)0                      0.00%

Excess Spread this Period                             (pound)1,777,286                  0.01%

Funding Reserve Fund Top-up this Period*                  (pound)0                      0.00%

Current Balance                                      (pound)32,308,806                  0.21%
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
Funding Reserve Balance                               (pound)26,915,060                 0.17%

Funding Reserve %                                           0.6%                         NA
-------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.